UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36771

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LendingClub Corporation
Full Name of Registrant

N/A
Former Name if Applicable

71 Stevenson Street, Suite 300
Address of Principal Executive Office (Street and Number)

San Francisco, California 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LendingClub Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 (the “Report”) within the prescribed time period without unreasonable effort or expense for the following reasons. As described in the Company’s Current Report on Form 8-K that was filed on May 9, 2016, the board of directors of the Company accepted the resignation of Renaud Laplanche as Chairman and Chief Executive Officer on May 6, 2016, as a result of the board’s review of certain matters described therein. Scott Sanborn will continue in his role of President and has become acting Chief Executive Officer, assuming additional managerial responsibilities for the Company. Mr. Sanborn will be supported by director Hans Morris, who has assumed the newly created role of Executive Chairman.

In light of the timing of the internal board review and change in senior management described above, the Company is not in a position to have the review of the Report and related matters completed, or to provide the management certifications needed to support the review or required to accompany the Report, in the time necessary to permit the filing of the Report by May 10, 2016. The Company plans to file the Report on or prior to May 16, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carrie Dolan	(415)	632-5000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Report will reflect significant changes in the Company’s results of operations for the first quarter of 2016 as compared to those of the first quarter of 2015, as indicated in the Company’s Current Report on Form 8-K that was filed on May 9, 2016 and provides information about the Company’s earnings for the first quarter of 2016 and the same period in the prior year.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to the Company's expected timeframe for the filing of the Report and the information to be included in the Report. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based upon the Company’s current expectations. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

LendingClub Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2016	By:	/s/ Carrie Dolan
Carrie Dolan
Chief Financial Officer